UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant's name into English)

The Victorians
10 Earlsfort Terrace
Saint Kevin's
Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

As previously reported in a Report on Form 6-K/A filed by Fusion Fuel Green PLC (the “Company”) with the Securities and Exchange Commission (the “SEC”) on May 15, 2024, on May 8, 2024, the Company received a notification letter (the “Deficiency Notice”) from the staff of the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it was not in compliance with the minimum $10,000,000 stockholders’ equity requirement for continued listing on The Nasdaq Global Market under Nasdaq Listing Rule 5450(b)(1)(A), since the Company’s Form 20-F for the fiscal year ended December 31, 2023, reported stockholders’ equity of $3,022,125. The Deficiency Notice also stated that the Company did not meet the continued listing requirements under the alternative standards for continued listing.

Pursuant to Nasdaq rules, the Company timely submitted a plan to regain compliance. Among other things, the plan had included the Company’s request to transfer its listing to The Nasdaq Capital Market by November 4, 2024, which was 180 days after the date of the Deficiency Notice, the maximum number of days that the Staff had discretion to grant to regain compliance pursuant to Nasdaq Listing Rule 5450(b)(1)(A). The Company subsequently indicated to the Staff that it planned to satisfy the requirements to transfer its listing to The Nasdaq Capital Market by the completion of certain transactions by November 4, 2024. The Company was unable to consummate these transactions by November 4, 2024.

On November 5, 2024, the Company received a letter (the “Staff Determination Notice”) from the Staff, which stated that the Staff had made the determination to deny the Company’s request for continued listing on The Nasdaq Capital Market (the “Staff Determination”). The Staff Determination Notice stated that unless the Company requested an appeal of the determination by November 12, 2024, trading of the Company’s ordinary shares and warrants would be suspended at the opening of business on November 14, 2024, and a Form 25-NSE will be filed with the SEC, which will remove the Company’s securities from listing and registration on Nasdaq.

The Company has submitted a request for hearing before a Nasdaq Hearings Panel (the “Panel”). The Company’s hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. There can be no assurance that the Panel will grant the Company’s request for continued listing.

On November 12, 2024, the Company issued a press release disclosing the Company’s receipt of the Staff Determination Notice. A copy of the press release is attached hereto as Exhibit 99.1.

This report on Form 6-K and the attached Exhibit 99.1 are incorporated by reference into the registration statements on Form F-3 (File Nos. 333-251990, 333-264714 and 333-276880) and the prospectuses thereof and any prospectus supplements thereto.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements and information relating to the Company that are based on the current beliefs, expectations, assumptions, estimates and projections of the Company’s management regarding the Company’s business and industry. When used in this report, the words “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to the Company or the Company’s management, are intended to identify forward-looking statements. These statements reflect management’s current view of the Company concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others, the risks and uncertainties which are generally set forth under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024 (the “Annual Report”). Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report.

All forward-looking statements included herein attributable to the Company or other parties or any person acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, the Company undertakes no obligations to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Exhibit No.	Description

99.1	Press release dated November 12, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: November 12, 2024	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer